FIRST AMENDED SCHEDULE A

To the Services Agreement

LIST OF FUNDS

The following series of the Trust are advised by JO Hambro Capital Management Limited (the “Adviser”) as a series as now in existence and listed below, as well as such additional series as may be established by the Trust from time to time and advised by the adviser (each series a “Fund” and collectively, the “Funds”:

FUND NAME(S)

As of March 11, 2014

JOHCM International Select Fund

JOHCM Emerging Markets Opportunities Fund

JOHCM Global Equity Fund

JOHCM International Small Cap Equity Fund

JOHCM Asia Ex-Japan Fund

ADVISERS	BEACON HILL
INVESTMENT TRUST	FUND SERVICES, INC.

/s/ Dina A. Tantra	/s/ Stephen G. Mintos

Name: Dina A. Tantra	Name: Stephen G. Mintos
Title: President	Title: President